April 11, 2005

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0305

Re:
New World Restaurant Group, Inc.
Form 10-K for the fiscal year ended December 28, 2004
File No. 0-27148

Dear Ms. Cvrkel:

        On behalf of New World Restaurant Group, Inc. (the "Company"), please find the responses and the supplemental information requested by the Staff of the Securities and Exchange Commission (the "Staff") in its letter dated April 8, 2005 to Richard Dutkiewicz, Chief Financial Officer of the Company (the "Comment Letter"), with respect to the above-referenced Annual Report on Form 10-K of the Company. The responses and supplemental information provided herein in response to the Comment Letter are based upon conferences with representatives of the Company and other information supplied by its advisors. We have not independently verified the accuracy and completeness of such information.

        Each numbered comment of the Comment Letter has been reproduced below, followed by the Company's response.

Form 10-K for the fiscal year ended December 28, 2004

Non-GAAP Measures, page 26

        1.     We note your response to prior comment number three citing the non-GAAP measure presented in the filing represents a liquidity measure and a material covenant of the credit agreement that is material to an investor's understanding of your financial situation. However, in addition to disclosing the information as outlined in FAQ No. 10 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," we believe you should also avoid using the term "EBITDA" to the extent your non-GAAP measure adjusts for items other than interest, taxes, depreciation and amortization. Also, please note that any discussion of the non-GAAP financial measure other than for the reason(s) discussed above (i.e. as an operating performance measure) would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K. Additionally, since your response indicates that you utilize the measure principally as a liquidity measure of operating performance, please revise future filings to reconcile this measure to the most comparable GAAP measure, cash flows from operations, rather than net income (loss). Please confirm you will revise future filings accordingly.

        Response:    The Company supplementally informs the Staff that to the extent it discloses non-GAAP financial measures in future filings, it will revise those future filings to:

  •
  use the term "Adjusted EBITDA," rather than "EBITDA," to identify any non-GAAP financial measure that adjusts for items other than interest, taxes, depreciation and amortization;

  •
  comply with Item 10(e) of Regulation S-K where any non-GAAP financial measure is presented as an operating performance measure; and

  •
  include a reconciliation to cash flows from operations, the most comparable GAAP measure, where any non-GAAP financial measure is presented as a liquidity measure.

        If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 866-0616 or Jennifer D'Alessandro at (303) 866-0635.

Sincerely,
/s/ MASHENKA LUNDBERG
Mashenka Lundberg
cc:
Jean Yu
Richard P. Dutkiewicz
Jill B.W. Sisson, Esq.
Dannette D. Boyd